Exhibit 4.7

Erik Engstrom

1-3 Strand

London

WC2N 5JR

3 December 2013

Dear Erik,

Proposed changes to your service agreement

We refer to your service agreement with Reed Elsevier Group plc (the Company) dated 14 March 2011 (the Service Agreement). This letter records the amendments to the Service Agreement that have been agreed between you and the Company.

Clause 18.3 shall be amended to read as follows:

“18.3 The Company may also terminate the Employment by giving summary notice in writing to the Employee if (a) the Employee is unable properly and effectively to perform his duties under this Agreement by reason of ill health, accident or other similar cause for a period or periods aggregating not less than 180 days in any period of 12 consecutive calendar months or (b) the Employee is suffering from mental disorder and satisfies one of the relevant conditions specified in paragraph (c) of Article 80 of the Company’s Articles of Association causing the ipso facto vacation of his directorship, but in each case only to the extent that such event constitutes a “disability” within the meaning of Section 409A of the Internal Revenue Code and such termination constitutes a Separation from Service, in which case the Employee will be entitled to be paid by way of compensation for termination of employment a sum equal to 12 months’ salary at the rate in force at the time such notice is given, payable in 12 equal monthly instalments following the Termination Date, plus any unpaid bonus then due to the Employee for any completed prior year of service and payment of all amounts in the Retirement Account. In addition the Employee will be entitled to be credited with 12 months service under the Plan. Any payment due to the Employee under this clause 18.3 shall be paid in accordance with the provisions of clause 20(d). Vesting with respect to unvested options and shares shall be governed by the terms of the relevant plan. “

Clause 20(g) shall be amended so that the word “Amendment” shall be deleted and replaced with the word “Agreement”.

The remaining terms of the Service Agreement shall be unaffected by these changes.

Please indicate your acceptance of this amendment by signing and returning the attached copy of this letter to Hank Udow as soon as possible. The change shall be immediately effective from the date of your signature.

Reed Elsevier Group plc	1-3 Strand London WC2N 5JR	Telephone +44 (0)20 7930 7077 Fax +44 (0)20 7166 5799 www.reedelsevier.com	Registered Office 1-3 Strand, London WC2N 5JR Registered in England number 2746616

If you have any questions, please contact Hank Udow.

Yours sincerely,

/s/ Dr Wolfhart Hauser

Chairman of the Remuneration Committee

For and on behalf of Reed Elsevier Group plc

I, Erik Engstrom, agree that my Service Agreement shall be varied by the revised terms set out in this letter with immediate effect.

/s/ Erik Engstrom

Reed Elsevier Group plc	1-3 Strand London WC2N 5JR	Telephone +44 (0)20 7930 7077 Fax +44 (0)20 7166 5799 www.reedelsevier.com	Registered Office 1-3 Strand, London WC2N 5JR Registered in England number 2746616